THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

The Stock [illegible] Kong Limited takes no responsibility for the contents of this circular, makes no [illegible] or completeness and expressly disclaims any liability whatsoever for any loss [illegible]iance upon the whole or any part of the contents of this circular.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

September 30, 2004

To the Shareholders and, for information only,
to the holders of the share options granted
under the Company's employee share option schemes

Dear Sir/Madam,

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED MARCH 31, 2004

PARTICULARS OF THE FINAL DIVIDEND

On Friday, July 23, 2004, Hanny Holdings Limited (the "Company") announced that the board of directors (the "Board") of the Company recommended the payment of a final dividend of HK$0.06 per share of HK$0.10 each in the capital of the Company ("Shares") for the year ended

March 31, 2004 to the shareholders whose names appear on the register of members of the Company at the close of business on Thursday, September 23, 2004 (the "Record Date"), which was the last date on which the transfers were or will be accepted for registration for participation in the dividend issue, and that shareholders would be given the option to receive shares of HK$0.10 each ("New Shares") in the capital of the Company in lieu of cash in respect of part or all of such dividend (the "Scrip Dividend Scheme"). The register of members of the Company has been closed from Friday, September 24, 2004 to Monday, September 27, 2004, both days inclusive, during which period no transfer of shares would be effected.

At the annual general meeting of the Company held on Tuesday, August 31, 2004, the recommended final dividend has been approved. Accordingly, shareholders whose names appear on the register of members of the Company on the Record Date have the choice of receiving:

(a) cash dividend of HK$0.06 per Share; or

(b) an allotment of New Shares credited as fully paid, having an aggregate Market Value (as defined below) equal, save for the adjustment for fractions (round down to the nearest whole number of New shares), to the amount of the final dividend; or

(c) partly in cash and partly in New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme would be calculated by reference to the Market Value of HK$2.745 which was the average of the closing prices per Share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days from Friday, September 17, 2004 to Thursday, September 23, 2004. Accordingly, the number of New Shares that shareholders will receive in respect of their shareholding on the Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on the Record Date for which share election is made} \times \frac{\text{HK\$0.06}}{\text{HK\$2.745}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended March 31, 2004. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

FORM OF ELECTION

A form of election is enclosed with this circular for use by shareholders who wish to receive the final dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares.

Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final dividend, in whole or in part, should complete and sign the form of election in accordance with the instructions printed thereon and return it to the Company's branch registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, October 15, 2004. No acknowledgment of receipt of the form of election will be issued.

If you do not return the form of election before the time stated above, you will receive your final dividend for the year ended March 31, 2004 wholly in cash.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders on the Record Date.

OVERSEAS SHAREHOLDERS

Based on the register of members of the Company as at the Record Date, all of the shareholders of the Company have registered addresses in Hong Kong save that there were two shareholders in Australia, one shareholder in Canada, two shareholders in the PRC, one shareholder in Spain, two shareholders in England, one shareholder in Scotland, two shareholders in Malaysia and one shareholder in the United States of America.

Based on the register of members of the Company as at the Record Date, the numbers of shares held by the shareholders whose registered addresses were in Spain and Malaysia and the one shareholder whose registered address was in England are insufficient for them to be able to elect for any new shares pursuant to the Scrip Dividend Scheme. In relation to the shareholders whose registered addresses were in Australia, Canada, the PRC, England, Scotland and United States of America, the Directors having made enquiries with legal advisers in the relevant jurisdictions, have formed the view that it would be expedient to exclude the Shareholders with registered addresses in these places on the grounds of legal restrictions and compliance requirements in the relevant jurisdictions and the prohibitive costs of determining and complying with the regulations in each jurisdiction which is likely to exceed materially any potential benefit to the Company of doing so.

Accordingly, no shareholders whose registered addresses are outside Hong Kong will be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the final dividend for the year ended March 31, 2004 in cash and no form of election would be sent to such shareholders. None of this circular, the form of election nor the final dividend shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction. A copy of this circular will be delivered to the overseas shareholders for their information only.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND CHEQUES/SHARE CERTIFICATES

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the New Shares to be issued pursuant to the Scrip Dividend Scheme. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of the Stock Exchange in respect of the New Shares to be issued pursuant thereto. No equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other stock exchange being or proposed to be sought. The relevant dividend cheques and/or share certificates for the New Shares will be posted to shareholders entitled thereto at their own risk on or before Thursday, October 21, 2004. It is expected that dealings in the New Shares will commence on Monday, October 25, 2004. In the unlikely event that the New Shares are not admitted to listing before Thursday, October 21, 2004, the form of election will be disregarded and the final dividend will be paid in full in cash in the usual way.

ADVANTAGE OF SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company as provided above, without incurring brokerage and stamp duty cost. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extend that shareholders receive New Shares, in whole or in part, in respect of the final dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

GENERAL

Whether or not it is to your advantage to elect to receive your final dividend in New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR STOCKBROKERS OR OTHER REGISTERED DEALER IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Mr. Tsang Link Carl, Brian ("Mr. Tsang") has resigned as independent non-executive director and audit committee member of the Company with effect from 30 September, 2004. Mr. Tsang has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation need to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Mr. Wong King Lam, Joseph ("Mr. Wong") has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 30 September, 2004.

Mr. Wong King Lam, Joseph, aged 52, is currently the chief executive officer of a renowned automobile services company in Hong Kong. Mr. Wong is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has more than 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company.

Mr. Wong is also an independent non-executive director of Tungtex (Holdings) Company Limited, China Strategic Holdings Limited and Wing On Travel (Holdings) Limited. All of the above companies are public companies whose shares are listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Wong does not have any directorship in any listed company in the past three years. He has not previously held any position with the Company or its subsidiaries and does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, Mr. Wong does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Mr. Wong. He will have no fixed term of service with the Company and will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting in accordance with the Bye-Laws of the Company. The director's fee payable to Mr. Wong will be determined by the Board and subject to the approval of the shareholders of the Company.

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Wong that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warmest welcome to Mr. Wong for joining the Company and express its gratitude to Mr. Tsang for his valuable contribution to the Company in the past.

List of all directors of the Company as the date of this announcement:–

Executive Directors:–
Dr. Chan Kwok Keung. Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih, Edith
(alternate to Mr. Fok Kin Ning, Canning)
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

By Order of the Board
Hanny Holdings Limited
Chan Kwok Keung, Charles
Chairman

Hong Kong, 30 September, 2004

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 275)

SCRIP DIVIDEND SCHEME IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED MARCH 31, 2004

This announcement is to advise the shareholders of the Company who are entitled to receive the final dividend for the year ended March 31, 2004 the following information regarding the Scrip Dividend Scheme:–

(a) how the scrip dividend entitlements are arrived at;

(b) further details with respect to the election for cash dividend;

(c) the dispatch to shareholders of a circular containing details of the Scrip Dividend Scheme and the relevant election form on or about Thursday, September 30, 2004; and

(d) the dispatch of dividend warrants and/or certificates for the New Shares on or before Thursday, October 21, 2004.

The market value of a New Share to be allotted pursuant to the Scrip Dividend Scheme has been set at HK$2.745.

On Friday, July 23, 2004, Hanny Holdings Limited (the "Company") announced that the board of directors (the "Board") of the Company recommended the payment of a final dividend of HK$0.06 per share of HK$0.10 each in the capital of the Company ("Shares") for the year ended March 31, 2004 to the shareholders whose names appear on the register of members of the Company at the close of business on Thursday, September 23, 2004 (the "Record Date") and that shareholders would be given the option to receive shares of HK$0.10 each ("New Shares") in the capital of the Company in lieu of cash in respect of part or all of such dividend (the "Scrip Dividend Scheme"). The register of members of the Company will be closed from Friday, September 24, 2004 to Monday, September 27, 2004, both days inclusive, during which period no transfer of shares would be effected.

At the annual general meeting of the Company held on Tuesday, August 31, 2004, the recommended final dividend has been approved. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in respect of the New Shares to be issued pursuant thereto. Application will be made to the said Listing Committee for a listing of and permission to deal in the New Shares.

The number of New Shares to be allotted to shareholders pursuant to the Scrip Dividend Scheme would be calculated by reference to the market value of HK$2.745 which was the average of the closing prices per Share of the Company on the Stock Exchange for the five consecutive trading days from Friday, September 17, 2004 to Thursday, September 23, 2004. Accordingly, the number of New Shares that shareholders will receive in respect of their shareholding on the Record Date under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on the Record Date for which share election is made} \times \frac{\text{HK\$0.06}}{\text{HK\$2.745}}$$

The New Shares to be issued will rank pari passu in all respects with the existing Shares, except that they will not rank for the final dividend for the year ended March 31, 2004. The number of New Shares to be allotted to each shareholder will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will not be issued to the shareholders but will be aggregated for the benefit of the Company.

A circular (the "Circular") containing details of the Scrip Dividend Scheme together with the relevant election form will be sent to Shareholders on or about Thursday, September 30, 2004. Shareholders who wish to receive an allotment of New Shares in lieu of payment in cash of the final dividend, in whole or in part, should complete and sign the form of election in accordance with the instructions printed thereon and return it to the Company's branch registrar, Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, October 15, 2004. It is expected that the relevant dividend cheques and/or share certificates for the New Shares will be posted to shareholders entitled thereto at their own risk on or before Thursday, October 21, 2004.

List of all directors of the Company as the date of this announcement

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

By Order of the Board
HANNY HOLDINGS LIMITED
Chan Kwok Keung, Charles
Chairman

Hong Kong, September 23, 2004

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock Code: 275

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

On 23rd November, 2004, the Company entered into a placing and subscription agreement with ITC Corporation, a substantial shareholder of Hanny Holdings Limited, and the Placing Agent pursuant to which the Placing Agent agreed to place, on a best efforts basis, up to 37,000,000 Shares at the price of HK$3.22 per Placing Share to not less than six Placees who are Independent Third Parties procured by the Placing Agent and ITC Corporation would subscribe for such number of new Shares equivalent to the number of Placing Shares placed at the same price of HK$3.22 per Subscription Share. The Subscription Shares represent approximately (i) 19.83% of the Company's existing issued share capital; and (ii) 16.55% of the Company's issued share capital as enlarged by the Subscription (assuming the maximum of 37,000,000 Placing Shares placed).

Trading of Shares of the Company on the Stock Exchange was suspended at 9:30 a.m. on 23rd November, 2004. Application will be made to the Stock Exchange to resume trading of the Shares of the Company with effective from 9:30 a.m. on 24th November, 2004.

PLACING AGREEMENT DATED 23RD NOVEMBER, 2004

Pursuant to the Placing Agreement, the Placing Agent agreed to place on a best efforts basis, up to 37,000,000 existing Shares at a price of HK$3.22 per Placing Share on behalf of ITC Corporation and ITC Corporation would subscribe for such number of new Shares equivalent to the number of Placing Shares placed. The terms of the Placing Agreement are set out below:

A. **In respect of the Placing**

Vendor:

ITC Corporation, which beneficially holds 45,798,813 Shares as at the date of this announcement, representing approximately 24.54% of the existing issued share capital of the Company, which comprises 186,628,412 Shares.

Placing Agent:

Young Champion Securities Limited, an Independent Third Party.

Number of Shares to be placed:

Up to 37,000,000 existing Shares held by ITC Corporation. The Placing Shares represent (i) approximately 19.83% of the Company's existing issued share capital; and (ii) approximately 16.55% of the Company's issued share capital as enlarged by the Subscription (assuming the maximum of 37,000,000 Placing Shares placed).

Placees:

Not less than six professional, institutional and/or individual investors procured by the Placing Agent. Each of the placees and their respective ultimate beneficial owners will be an Independent Third Party.

Placing Price:

HK$3.22 per Placing Share. The Placing Price represents (i) a discount of approximately 8% to the closing price of HK$3.50 per Share as quoted on the Stock Exchange on 22nd November, 2004 (being the last day of trading in the Shares on the Stock Exchange prior to the release of this announcement); and (ii) a discount of approximately 0.92% to the average closing price of HK$3.25 per Share as quoted on the Stock Exchange for the last five trading days up to and including 22nd November, 2004.

Condition of the Placing:

The Placing is unconditional.

Completion of the Placing:

The Placing is expected to be completed on 26th November, 2004.

B. **In respect of the Subscription**

Subscriber:

ITC Corporation, the substantial shareholder of the Company and therefore a connected person of the Company.

Number of new Shares to be subscribed for:

Equal to the number of Placing Shares actually placed under the Placing, being up to 37,000,000 new Shares. The Subscription Shares represent (i) approximately 19.83% of the Company's existing issued share capital; and (ii) approximately 16.55% of the Company's issued share capital as enlarged by the Subscription (assuming the maximum of 37,000,000 Placing Shares placed).

Subscription price:

HK$3.22 per Subscription Share, being the same as the Placing Price.

Conditions of the Subscription:

The Subscription is conditional upon: (i) the completion of the Placing; and (ii) the Listing Committee granting the listing of, and permission to deal in, the Subscription Shares.

Completion of the Subscription:

Completion of the Subscription will take place upon the fulfillment of all conditions of the Subscription as set out above. The Subscription must be completed on or before 7th December, 2004, being 14 days from the date of the Placing Agreement. If the Subscription were to be completed thereafter, it would constitute a connected transaction for the Company under the Listing Rules and would require the approval of the independent Shareholders.

MANDATE TO ISSUE NEW SHARES

The Subscription Shares are to be issued by the Company under the general mandate granted to the Directors at the annual general meeting of the Company held on 31st August, 2004.

RANKING OF SUBSCRIPTION SHARES

The Company will apply to the Listing Committee for the listing of, and permission to deal in, the Subscription Shares. The Subscription Shares, when issued and fully paid, will rank pari passu in all respects with the Shares in issue on the date of allotment and issue of the Subscription Shares including the right to any dividends or distributions.

SUBSTANTIAL SHAREHOLDERS AND CHANGES OF SHAREHOLDING

Based on the register of substantial shareholder of the Company, the changes of the shareholding of the Company as a result of the Placing and the Subscription are detailed as follows:

	No. of shares held Existing	%	No. of shares held after completion of Placing but before completion of the Subscription	%	No. of shares held after completion of Placing and the Subscription	%
Famex Investment Limited *(Note 1)*	45,798,813	24.54	8,798,813	4.71	45,798,813	20.48
Cobbleford Limited *(Note 2)*	10,002,653	5.36	10,002,653	5.36	10,002,653	4.47
Deutsche Bank Aktiengesellschaft, an Independent Third Party	11,233,000	6.02	11,233,000	6.02	11,233,000	5.02
Public	119,593,946	64.08	119,593,946	64.08	119,593,946	53.48
Placees	-	-	37,000,000	19.83	37,000,000	16.55
	186,628,412	100.00	186,628,412	100.00	223,628,412	100.00

Notes:

(1) Famex Investment Limited is an indirect wholly-owned subsidiary of ITC Corporation.

(2) Cobbleford Limited is an indirect wholly-owned subsidiary of Hutchison Whampoa Limited.

(3) The above figures assume that other than the 37,000,000 Subscription Shares, no new Shares are issued by the Company or no existing Shares are purchased by Famex Investment Limited or Cobbleford Limited or Deutsche Bank Aktiengesellschaft or their associates, in each case after the date of this announcement up to the date of completion of the Subscription.

(4) The above figures are calculated based on a total of 186,628,412 Shares in issue and a total of 223,628,412 Shares in issue immediately after completion of the Subscription.

The Board does not expect any placee will become a substantial shareholder of the Company (as defined in the Listing Rules) as a result of the Placing.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Company is an investment holding company. The Group is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW, DVD); distribution and marketing of computer assessories, storage media drives and household electronic products; and securities trading. The Group also makes strategic investments in information technology, Internet, Internet-related and other businesses. The Directors are of the view that the Placing and the Subscription will enlarge the Shareholder base and the capital base of the Company, and will strengthen the financial position of the Group.

The Placing Price and the Subscription Price were determined after arm's length negotiations between the Company and the Placing Agent and the Directors consider that the terms of the Placing Price and the Subscription Price are fair and reasonable and believe that the Placing and the Subscription are in the best interests of the Company and the Shareholders as a whole.

The Company will be responsible for all the expenses incurred in relation to the Placing and the Subscription and intends to use the estimated aggregate net proceeds from the Subscription of approximately HK$118 million for the Group's general working capital. At present, the Board does not have any specific plan or projects identified to use the proceeds.

DESCRIPTION OF FUNDS RAISED ON ANY ISSUE OF SECURITIES OF THE COMPANY IN THE 12 MONTHS PRECEDING THE DATE OF THIS ANNOUNCEMENT

The following table summaries the fund raising activity of the Company for the 12 months preceding the date of this announcement:

Date of Announcement	Date of Agreement	Nature of Transaction	Placees/ Subscribers/ Allottees	Amount of fund raised and purpose	Number of Shares issued from the activities
28th January, 2004	28th January, 2004	Placing of existing Shares by ITC Corporation and issue of new Shares by the Company to ITC Corporation	Not less than six placees who are Independent Third Parties	Approximately HK$85 million for general working capital purposes and has been fully utilised	21,500,000 Shares

Save as disclosed above and except for the issue of Shares upon the exercise on 15th January, 2004, of options granted under the Company's share option scheme and the scrip dividend issued by the Company, the Company has not undertaken any equity fund raising exercise over the period of twelve months prior to the date of this announcement.

GENERAL

Trading of Shares of the Company on the Stock Exchange was suspended at 9:30 a.m. on 23rd November, 2004. Application will be made to the Stock Exchange to resume trading of the Shares of the Company with effective from 9:30 a.m. on 24th November, 2004.

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith
(alternate to Mr. Fok Kin Ning, Canning)
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate(s)"	has the meaning as ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party"	a party who to the best of the Director's knowledge, information and belief having made all reasonable enquiry is a third party independent of the Company and connected person (as defined in the Listing Rules) of the Company
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placees"	the placees procured by the Placing Agent under the Placing, all of which are Independent Third Parties
"Placing"	the placement of up to 37,000,000 existing Shares by the Placing Agent to the Placees at the Placing Price
"Placing Agent"	Young Champion Securities Limited, an Independent Third Party
"Placing Agreement"	the placing and subscription agreement dated 23rd November, 2004 entered into between the Placing Agent, ITC Corporation and the Company in respect of the Placing and the Subscription
"Placing Price"	the placing price of HK$3.22 per Placing Share under the Placing, which is the same as the Subscription Price
"Placing Share(s)"	up to 37,000,000 existing Shares to be placed under the Placing
"Share(s)"	share(s) of a nominal value of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of up to 37,000,000 new Shares by ITC Corporation under the Placing
"Subscription Price"	the subscription price of HK$3.22 per Subscription Share under the Subscription, which is the same as the Placing Price
"Subscription Share(s)"	such number of new Shares to be subscribed by ITC Corporation under the Subscription which is equivalent to the number of Placing Shares placed by the Placee
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd November, 2004

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 275)

RULE 13.10 STATEMENT

> This announcement is made at the request of the Stock Exchange. The directors of the Company have noted the recent increases in the price and trading volume of the ordinary shares of the Company and wish to state that the Company is not aware of any reasons for such increases.
>
> The Company is in early stages of discussion with an independent third party in respect of a possible acquisition by such third party of interests in the shares of CSH. As such transaction may or may not proceed, **investors should exercise caution when dealing in the shares of the Company.**

This announcement is made at the request of the Stock Exchange.

The directors of Hanny Holdings Limited (the "Company") have noted the recent increases in the price and trading volume of the ordinary shares of the Company and wish to state that the Company is not aware of any reasons for such increases.

The Company and Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC") have been approached last night by a third party (the "Third Party") in connection with the possible acquisition by the Third Party of some or all of the Company's interests in China Strategic Holdings Limited ("CSH") which may or may not result in a general offer for all of the shares of CSH. To the best of the knowledge, information and belief of the directors of the Company, having made all reasonable enquiry, the Third Party and its ultimate beneficial owner are independent of the Company and are not connected persons of the Company. As at the date of this announcement, the Company and (based on publicly available information) Paul Y. – ITC is each interested in 29.4% of the issued share capital of the Company. Discussions in respect of this possible transaction are at a very preliminary stage. No agreement or contract has been entered into by the Company and (so far as the Company is aware) Paul Y. – ITC with such Third Party in connection with such transaction. As this transaction may or may not proceed, **investors should exercise caution when dealing in the shares of the Company.** The Company will ensure compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited if the transaction proceeds.

Save as the above, the directors of the Company confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature. Further announcement will be made by the Company as and when appropriate.

Made by the order of the board of directors of the Company of which individually and jointly accept responsibility for the accuracy of this statement.

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By Order of the Board
HANNY HOLDINGS LIMITED
Chan Kwok Keung
Chairman

Hong Kong, 15th October 2004

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

APPOINTMENT OF CHAIRMAN AND EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company" and together with its subsidiaries, the "Group") is pleased to announce that Dr. Chan Kwok Keung, Charles ("Dr. Chan") has been appointed as Chairman and executive director of the Company with effect from 3rd September 2004.

Dr. CHAN, aged 49, was appointed as the Managing Director of the Company in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He has retired by rotation at the annual general meeting held on 31st August 2004. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 24 years' international corporate management experience in the construction and property sectors as well as in strategic investments.

Dr. Chan is the chairman of ITC Corporation Limited ("ITC"), Paul Y. – ITC Construction Holdings Limited and China Enterprises Limited, a company whose shares are traded on OTC Bulletin Board in the U.S.A.. Dr. Chan is the chairman and chief executive officer of China Strategic Holdings Limited and an executive director of Wing On Travel (Holdings) Limited. He is also a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and New Zealand Stock Exchange. He previously held directorships as Chairman and executive director of Pacific Century Premium Developments Limited (former name: Dong Fang Gas Holdings Limited) (resigned on 10th May 2004). Except for the above and those contained in this Announcement, Dr. Chan did not hold directorships in other listed public companies in the last three years.

Dr. Chan has personal interest in 5,600,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). He is deemed to be a substantial shareholder through his corporate interest in 45,798,813 shares held by a wholly owned subsidiary of ITC, represented 24.55% of the issued ordinary share capital of the Company. Dr. Chan indirectly owned approximately 33.58% in the issued ordinary share capital of ITC. He is elder brother of Mr. Chan Kwok Hung, an executive director of the Company and ITC. Save as disclosed above, Dr. Chan does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company.

Dr. Chan has not entered into any service contract with the Company, nor is he appointed for a specific term, but will be subject to retirement and be eligible for re-election at the 2005 annual general meeting in accordance with the Company's bye-laws. There is no agreement between the Company and Dr. Chan in respect of any proposed length of service with the Company. He is also holding directorships in certain subsidiaries of the Group.

The director's fee payable to Dr. Chan will be fixed by the Board pursuant to the authority granted by the shareholders at annual general meeting. The emoluments of the directors are determined by the Board with reference to the Company's performing and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

List of all directors of the Company as the date of this announcement

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

By Order of the Board
Hanny Holdings Limited
Lui Siu Tsuen, Richard
Deputy Managing Director

Hong Kong, 3rd September, 2004

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

RESULT OF ANNUAL GENERAL MEETING IN RESPECT OF PROPOSED REFRESHMENT OF THE 10% GENERAL LIMIT ON GRANT OF OPTIONS AND RETIREMENT OF DIRECTOR

Reference is made to the notice of annual general meeting ("AGM") and the circular of Hanny Holdings Limited (the "Company") both dated 29th July 2004, the Board of Directors (the "Board") is pleased to announce that at the AGM held on 31st August 2004, the ordinary resolution no.5 approving the proposed refreshment of the 10% general limit on grant of options under the share option scheme was duly passed.

The Board further announces that in accordance with the Bye-laws of the Company, Dr. Chan Kwok Keung, Charles ("Dr. Chan") has retired by rotation as an executive director at the AGM of the Company held on 31st August 2004. Dr. Chan has confirmed that there is no disagreement with the Board and there is no matter that need to be brought to the attention of the shareholders of the Company.

List of all directors of the Company as the date of this announcement

Executive Directors:–
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

By Order of the Board
Hanny Holdings Limited
Lui Siu Tsuen, Richard
Deputy Managing Director

Hong Kong, 31st August, 2004